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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Global Aircraft Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

378964100
(CUSIP Number)

Richard Murphy c/o Cross River Capital Management LLC 90 Grove Street, Suite 201 Ridgefield, Connecticut 06877
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378964100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

2,044,602

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

2,044,602

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,044,602

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON*

OO, IA

CUSIP No.	378964100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

2,044,602

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

2,044,602

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,044,602

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	378964100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard Murphy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

81,500

8.	SHARED VOTING POWER

2,044,602

9.	SOLE DISPOSITIVE POWER

81,500

10.	SHARED DISPOSITIVE POWER

2,044,602

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,126,102

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.  378964100

Item 1.	Security and Issuer.

The name of the issuer is Global Aircraft Solutions, Inc., a Nevada corporation (the "Issuer").  The address of the Issuer’s office is 6901 South Park Avenue, Tucson, AZ 85706-3009.  This schedule relates to the Issuer’s Common Stock.

Item 2.	Identity and Background.

(a-c, f)
This Schedule 13D is being filed by Cross River Capital Management LLC ("Cross River Capital"), a Delaware limited liability company, Cross River Partners LP ("Cross River Partners"), a Delaware limited partnership, and Richard Murphy, a United States citizen (each a "Reporting Person" and collectively the "Reporting Persons").  The principal business address of the Reporting Persons is 90 Grove Street, Suite 201, Ridgefield, Connecticut 06877.  Cross River Capital serves as the general partner of Cross River Partners.  Mr. Murphy serves as the managing member of Cross River Capital and is primarily responsible for all investment decisions regarding Cross River Capital’s investment portfolio.  The Common Stock reported herein is held in Cross River Partners’ portfolio.

(d)	Richard Murphy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Cross River Capital Management LLC may be deemed to beneficially own 2,044,602 shares of Common Stock.

As of the date hereof Cross River Partners LP may be deemed to beneficially own 2,044,602 shares of Common Stock.

As of the date hereof Richard Murphy may be deemed to beneficially own 2,126,102 shares of Common Stock.

No borrowed funds were used to purchase the Common Stock reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Common Stock of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer’s charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares of Common Stock they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to, encouraging the nomination of members to the Board of Directors that have a significant equity stake in the company, the appointment of a Chief Financial Officer, and a strategic review of their operations.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,126,102 shares, or 5.3% of Common Stock of the Issuer, based upon the 40,181,301 shares outstanding as of October 18, 2007, according to the Issuer’s most recent Form 10-Q filing.

Cross River Capital Management LLC shares the power to vote or direct the vote of 2,044,602 shares to which this filing relates.

Cross River Capital Management LLC has the sole power to vote or direct the vote of 0 shares to which this filing relates.

Cross River Capital Management LLC shares the power to dispose or direct the disposition of 2,044,602 shares to which this filing relates.

Cross River Capital Management LLC has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

Cross River Capital Management LLC specifically disclaims beneficial ownership in the shares reported herein except to the extent of its pecuniary interest therein.

Cross River Partners LP shares the power to vote or direct the vote of 2,044,602 shares to which this filing relates.

Cross River Partners LP has the sole power to vote or direct the vote of 0 shares to which this filing relates.

Cross River Partners LP shares the power to dispose or direct the disposition of 2,044,602 shares to which this filing relates.

Cross River Partners LP has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

Cross River Partners LP specifically disclaims beneficial ownership in the shares reported herein except to the extent of its pecuniary interest therein.

Richard Murphy shares the power to vote or direct the vote of 2,044,602 shares to which this filing relates.

Richard Murphy has the sole power to vote or direct the vote of 81,500 shares to which this filing relates.

Richard Murphy shares the power to dispose or direct the disposition of 2,044,602 shares to which this filing relates.

Richard Murphy has the sole power to dispose or direct the disposition of 81,500 shares to which this filing relates.

Richard Murphy specifically disclaims beneficial ownership in the shares reported herein except to the extent of its pecuniary interest therein.

Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Common Stock reported herein.

The Reporting Persons have not purchased or sold any Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2008
(Date)

CROSS RIVER CAPITAL MANAGEMENT LLC*

/s/ Richard Murphy
By: Richard Murphy Title: Managing Member

CROSS RIVER PARTNERS LP*
/s/ Richard Murphy
By: Richard Murphy Title: Managing Member RICHARD MURPHY* /s/ Richard Murphy

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Stock of Global Aircraft Solutions, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 27th day of March, 2008.

CROSS RIVER CAPITAL MANAGEMENT LLC

/s/ Richard Murphy
By: Richard Murphy Title: Managing Member

CROSS RIVER PARTNERS LP
/s/ Richard Murphy
By: Richard Murphy Title: Managing Member RICHARD MURPHY /s/ Richard Murphy

SK 25818 0002 867371